                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CONVERGENT GROUP CORPORATION
                          ----------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    21247V 10
                                 --------------
                                 (CUSIP Number)


                           JEAN CHEVALLIER, PRESIDENT
                         CONVERGENT HOLDING CORPORATION
                     c/o SCHLUMBERGER TECHNOLOGY CORPORATION
                                 277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                                 (212) 350-9400

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                OCTOBER 13, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                                   COPIES TO:

     Richard R. Plumridge, Esq.                          James L. Gunderson
       Lexi S. Methvin, Esq.                              General Counsel
  Brobeck, Phleger & Harrison LLP                       Schlumberger Limited
370 Interlocken Boulevard, Suite 500                      277 Park Avenue
     Broomfield, Colorado 80021                       New York, New York 10172
           (303) 410-2000                                  (212) 350-9400


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 21247V 10                                          Page 2 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SCHLUMBERGER TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)       (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES                11,347,523.5
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          9    SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING         ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER
    WITH                 0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,347,523.5 (2)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.14%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) By virtue of the Subscription Agreement (as defined herein) and as reported in a separate Schedule 13D filed as of October 23, 2000, the STC Reporting Persons (as defined herein), together with the Contributing Stockholders (as defined herein), may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(2) Does not include 16,337,448 shares which the STC Reporting Persons may be deemed to beneficially own, as reported on a separate Schedule 13D filed as of October 23, 2000.

-------------------                                          -------------------
CUSIP No. 21247V 10                                          Page 3 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CONVERGENT HOLDING CORPORATION
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)       (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES                11,347,523.5
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          9    SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING         ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER
    WITH                 0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,347,523.5 (2)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.14%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) By virtue of the Subscription Agreement (as defined herein) and as reported in a separate Schedule 13D filed as of October 23, 2000, the STC Reporting Persons (as defined herein), together with the Contributing Stockholders (as defined herein), may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(2) Does not include 16,337,448 shares which the STC Reporting Persons may be deemed to beneficially own, as reported on a separate Schedule 13D filed as of October 23, 2000.

-------------------                                          -------------------
CUSIP No. 21247V 10                                          Page 4 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CONVERGENT ACQUISITION SUB, INC.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)       (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES                11,347,523.5
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          9    SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING         ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER
    WITH                 0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,347,523.5 (2)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.14%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) By virtue of the Subscription Agreement (as defined herein) and as reported in a separate Schedule 13D filed as of October 23, 2000, the STC Reporting Persons (as defined herein), together with the Contributing Stockholders (as defined herein), may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(2) Does not include 16,337,448 shares which the STC Reporting Persons may be deemed to beneficially own, as reported on a separate Schedule 13D filed as of October 23, 2000.

     Neither the filing of this Schedule 13D (the "Statement") nor any of its contents shall be deemed to constitute an admission by Schlumberger Technology Corporation ("STC"), Convergent Holding Corporation ("Parent") or Convergent Acquisition Sub, Inc. ("Purchaser" and together the "STC Reporting Persons") that any of them is the beneficial owner of any of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Convergent Group Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive officers of the Issuer is 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND.

STC REPORTING PERSONS

     (a) The names of the STC Reporting Persons filing this statement are STC, a Texas Corporation, Parent, a Delaware Corporation, and Purchaser, a Delaware Corporation. Parent is a wholly-owned subsidiary of STC and Purchaser is a wholly-owned subsidiary of Parent. The directors and executive officers of each of STC, Parent and Purchaser are as set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the STC Reporting Persons is c/o Schlumberger Technology Corp., 277 Park Avenue, New York, New York 10172-0266.

     (c) The principal business of STC is to be engaged, either directly or indirectly, through wholly-owned subsidiaries, in three primary business segments: (i) Oilfield Services, which is organized into three product groups:
Reservoir Evaluation, Reservoir Development, and Reservoir Management, that provide exploration and production services required during the life of an oil and gas reservoir to the petroleum industry; (ii) Resource Management Services, a solutions provider to electricity, gas and water resource industry clients, to design, install, operate and maintain resource measurement networks and services and (iii) Test & Transactions, which provides smart card-based solutions, semiconductor test, metrology and handling systems and services, and corporate IP (internet protocol) and network solutions to customers. Parent and Purchaser were formed solely to effect the transactions described herein.

     (d) None of the STC Reporting Persons, nor, to the best of their knowledge, any of persons listed on Schedule I hereto has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the STC Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 13, 2000, Cinergy and certain venture capital stockholders (each a "Major Stockholder" and, collectively, the "Major Stockholders") entered into a tender and voting agreement (the "Tender Agreement"). Thereafter on October 13, 2000, Parent, Purchaser, STC and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the acquisition by Parent of the Issuer. Within ten business days of the execution of the Merger Agreement and upon its terms and subject to its conditions, Purchaser will commence a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of Common Stock for a price of $8.00 per share. The total amount of funds required to purchase the Common Stock pursuant to the Offer, the Merger and the Subscription Agreement (as described in Item 6 below) are estimated to be approximately $276,000,000, and will be furnished by STC to Parent which will furnish such amount to Purchaser. No funds were required to acquire beneficial ownership of the shares of Common Stock reported on this Schedule 13D, as the STC Reporting Persons did not pay additional consideration to the Major Stockholders in connection with the execution and delivery of the Merger Agreement or the Tender Agreement.

     The Merger Agreement and Tender Agreement are described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above and Item 6 below, this Statement relates to the merger of Purchaser with and into the Issuer after the consummation of the Offer in accordance with the terms of the Merger Agreement.

THE MERGER AGREEMENT

     On October 13, 2000, Parent, Purchaser, STC and the Issuer entered into the Merger Agreement, which provides for the acquisition by Parent of the Issuer. Within ten business days of the execution of the Merger Agreement and upon its terms and subject to its conditions, Purchaser will commence the Offer to acquire all of the issued and outstanding shares of Common Stock for a price of $8.00 per share. Assuming the Offer is consummated in accordance with its terms, Purchaser will then merge with and into the Issuer (the "Merger") and each share of Common Stock not previously tendered in the Offer or contributed under the Subscription Agreement (as described in Item 6 below), other than treasury shares and any shares as to which dissenter's rights have been perfected, will be cancelled and automatically converted into the right to receive $8.00 per share, net to each stockholder in cash, less any required withholding taxes. Immediately after consummation of the Merger, all of the equity securities of the Issuer will be owned by Parent, and the Issuer will no longer be a reporting company under Section 12 of the Exchange Act, nor will any of its equity securities trade in any public market.

     The Merger Agreement contains customary representations and warranties on the part of Parent, Purchaser, STC and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

THE TENDER AGREEMENT

     As a further inducement for Parent and Purchaser to enter into the Merger Agreement and incur the obligations set forth therein, the Major Stockholders, concurrently with the execution and delivery of the Merger Agreement, entered into the Tender Agreement, whereby each Major Stockholder agreed, among other things, to tender all shares of Common Stock held by such Major Stockholder for payment in the Offer (except for Cinergy which agreed to tender 50% of its shares of Common Stock) and to grant Parent an irrevocable proxy with respect to the voting of such shares of Common Stock.

     VOTING. Pursuant to the Tender Agreement, each Major Stockholder agreed, among other things, that from October 13, 2000 until the earlier to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement,
(c) the time the parties later agree to by mutual written consent, or (d) March 31, 2001, at any meeting of Issuer's stockholders, however called, and in any action by consent of Issuer's stockholders, they will vote their shares of Common Stock (1) in favor of the Merger and the Merger Agreement, (2) against any Acquisition Proposal (as defined in the Tender Agreement), against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement, against any change in the directors of Issuer, against any change in the present capitalization of Issuer, against any amendment to Issuer's certificate of incorporation or bylaws which, in the case of each of the matters referred to in this clause (2), could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of those transactions being consummated and (3) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement. Each Major Stockholder agreed to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for STC, Parent, Purchaser or any nominees thereof to vote directly the shares of Common Stock owned by each Major Stockholder. Additionally, the Major Stockholders agreed to waive any rights of appraisal or rights to dissent from the merger.

     IRREVOCABLE PROXY. The Major Stockholders (1) revoked all prior proxies or powers of attorney governing the shares of Common Stock owned by them and (2) granted an irrevocable proxy to Parent and Purchaser or any nominee to vote and act (by written consent or otherwise) with respect to all of the shares of Common Stock owned by them at any meeting of Issuer's stockholders or by written consent in lieu of any meetings with regard to any matter covered in the paragraph above.

     NO DISPOSITION OR ENCUMBRANCE OF SHARES. Except as contemplated by the Tender Agreement and the Merger Agreement, the Major Stockholders agreed not to
(1) sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement with respect to the sale, assignment, transfer, encumbrance or other disposition of Common Stock or any interest in their shares of Common Stock, or create or permit to exist any encumbrance on their shares of Common Stock, (2) enter into any agreement or understanding with respect to any transfer of any or all of their shares of Common Stock or any interest therein, (3) grant any proxy with respect to their shares of Common Stock or (4) enter into a voting trust or other agreement or arrangement with respect to their shares of Common Stock.

     TERMINATION. The Tender Agreement will terminate and be of no further force and effect upon the earlier to occur of (a) the effective time of the Merger,
(b) the termination of the Merger Agreement, (c) the time the parties later agree to by mutual written consent or (d) March 31, 2001.

     The foregoing summaries of the Merger Agreement and the Tender Agreement are qualified in their entirety by reference to Exhibits 1 and 2, respectively, filed herewith.

     (c)  Not applicable.

     (d) The Merger Agreement provides that the Issuer shall take such action required, after consummation of the Offer, to cause persons nominated by Purchaser to constitute the number of directors of Issuer equal to Purchaser's pro rata ownership of the Issuer.

     (e)  Other than as a result of the Offer and Merger described above and in
Item 3, not applicable.

     (f)  See Item 4(a) and (c) above.

     (g) The Merger Agreement provides that the certificate of incorporation and by-laws of Purchaser shall become the certificate of incorporation and by-laws of Issuer after the Merger.

     (h)-(i) In connection with the Merger, it is expected that Common Stock will be delisted from the Nasdaq National Market System and will become eligible for termination of registration under the Exchange Act.

     (j) Other than as described above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 13, 2000, the STC Reporting Persons may be deemed to beneficially own 11,347,523.5 shares of Common Stock pursuant to the Tender Agreement. By reason of their respective relationships with STC, each of Parent and Purchaser may be deemed under Rule 13d-3 under the Exchange Act, to beneficially own all of the shares of Common Stock to which STC may be deemed to beneficially own pursuant to the Tender Agreement. As of October 13, 2000, 11,347,523.5 shares of Common Stock represented 26.14% of the issued and outstanding shares of Common Stock, based on the 43,414,402 shares of Common Stock reported by the Issuer to be outstanding on October 13, 2000.

     (b) Pursuant to the Tender Agreement, the STC Reporting Persons may be deemed to have shared power to vote 11,347,523.5 shares of Common Stock. None of the STC reporting persons has the power to dispose or to direct the disposition with respect to any of the shares of Common Stock they may be deemed to beneficially own. The STC Reporting Persons disclaim beneficial ownership of all shares of Common Stock.

     (c) Except as described in Items 3 and 4, no transactions in the Common Stock were effected during the last 60 days by the STC Reporting Persons nor, to the best of their knowledge, by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner, referred to herein, of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the Tender Agreement, the persons named in Item 2 have entered into two other agreements with respect to the securities of the Issuer.

THE VOTING AGREEMENT

     As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement and incur the obligations set forth therein, Cinergy and certain management stockholders of the Issuer (each a "Contributing Stockholder" and collectively the "Contributing Stockholders"), concurrently with the execution and delivery of the Merger Agreement, entered into the a Voting Agreement, dated as of October 13, 2000 (the "Voting Agreement"), pursuant to which each Contributing Stockholder agreed, among other things, not to tender a portion of the shares of Common Stock held by such Contributing Stockholder in the Offer and to grant Parent an irrevocable proxy with respect to the voting of the shares of Common Stock held by such Contributing Stockholder.

     VOTING. Pursuant to the Voting Agreement, each Contributing Stockholder agreed, among other things, that from October 13, 2000 until the earlier to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) the time the parties later agree to by mutual written consent, or
(d) March 31, 2001, at any meeting of Issuer's stockholders, however called, and in any action by consent of Issuer's stockholders, they will vote their shares of Common Stock (1) in favor of the Merger and the Merger Agreement, (2) against any Acquisition Proposal (as defined in the Voting Agreement), against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement, against any change in the directors of Issuer, against any change in the present capitalization of Issuer, against any amendment to Issuer's certificate of incorporation or bylaws which, in the case of each of the matters referred to in this clause (2), could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of those transactions being consummated and (3) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement. Each Contributing Stockholder agreed to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability of STC, Parent, Purchaser or any nominees thereof to vote directly the shares of Common Stock owned by each Contributing Stockholder. Additionally, the Contributing Stockholders agreed to waive any rights of appraisal or rights to dissent from the Merger.

     IRREVOCABLE PROXY. The Contributing Stockholders (1) revoked all prior proxies or powers of attorney governing the shares of Common Stock owned by them and (2) granted an irrevocable proxy to Parent and Purchaser or any nominee to vote and act (by written consent or otherwise) with respect to all of the shares of Common Stock owned by them at any meeting of Issuer's stockholders or by written consent in lieu of any meetings with regard to any matter covered in the paragraph above.

     NO DISPOSITION OR ENCUMBRANCE OF SHARES. Except as contemplated by the Voting Agreement and the Merger Agreement, the Contributing Stockholders agreed not to (1) sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement with respect to the sale, assignment, transfer, encumbrance or other disposition of Common Stock or any interest in their shares of Common Stock, or create or permit to exist any encumbrance on their shares of Common Stock , (2) enter into any agreement or understanding with respect to any transfer of any or all of their shares of Common Stock or any interest therein, (3) grant any proxy with respect to their shares of Common Stock or (4) enter into a voting trust or other agreement or arrangement with respect to their shares of Common Stock.

     TERMINATION. The Voting Agreement will terminate and be of no further force and effect upon the earlier to occur of (a) the effective time of the Merger,
(b) the termination of the Merger Agreement, (c) the time the parties later agree to by mutual written consent or (d) March 31, 2001.

SUBSCRIPTION AND CONTRIBUTION AGREEMENT

     Prior to entering into the Merger Agreement, Parent, STC, Cinergy and the Contributing Stockholders (STC, Cinergy and the Contributing Stockholders, individually, an "Investor" and, collectively, the "Investors") entered into a Subscription and Contribution Agreement, dated as of October 13, 2000 (the "Subscription Agreement").

     Pursuant to the Subscription Agreement, STC has agreed to purchase a number of Parent's shares at $8.00 per share sufficient to enable Purchaser to pay (1) for all Issuer shares accepted for payment in the Offer, (2) $8.00 per Issuer share converted into cash pursuant to the Merger and (3) all Issuer shares which Purchaser may be required to purchase pursuant to employment agreements with certain executive officers.

     Pursuant to the Subscription Agreement, Cinergy has agreed to contribute 1,083,280 shares of their Common Stock and the Management Reporting Persons agreed to contribute approximately 12,465,000 shares of their Common Stock (such contributed shares collectively the "Contribution Shares") and receive an equal number of Parent's shares of common stock in exchange therefore. Based on the anticipated number of Parent's shares that will be outstanding following the consummation of the Offer, Merger and the transactions contemplated by the Subscription Agreement, the shares of Parent's common stock received by all of the Management Reporting Persons will represent approximately 26% of Parent's outstanding stock (before giving effect to any stock options or other issuances of our securities or rights to acquire our securities), and the shares of Parent's common stock received by Cinergy will represent approximately 2% of Parent's outstanding stock (before giving effect to any stock options or other issuances of our securities or rights to acquire Parent's securities).

     Based on the number of shares of Common Stock issued and outstanding as of October 13, 2000, as represented by the Issuer to the Reporting Persons on such date, the Contribution Shares represent approximately 28% of the shares of the Issuer. As a result of the Subscription Agreement, the STC Reporting Persons may be deemed to be the beneficial owners of the Contribution Shares.

     The description of the Voting Agreement and the Subscription Agreement are qualified in their entirety by reference to the copies of the Tender Agreement and the Subscription Agreement included as Exhibits 4 and 5, respectively, filed herewith.

     Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are hereby filed as exhibits:

     99.1 Agreement and Plan of Merger, dated as of October 13, 2000, by and between Convergent Holding Corporation, Convergent Acquisition Sub,
          Inc., Schlumberger Technology Corporation and Convergent Group
          Corporation.

     99.2 Tender and Voting Agreement, dated as of October 13, 2000, by and between Convergent Holding Corporation, Convergent Acquisition Sub,
          Inc., Schlumberger Technology Corporation and certain Major
          Stockholders named therein.

     99.3 Voting Agreement, dated as of October 13, 2000, by and between Convergent Holding Corporation, Convergent Acquisition Sub, Inc.,
          Schlumberger Technology Corporation and certain Contributing
          Stockholders named therein.

     99.4 Subscription and Contribution Agreement, dated as of October 13, 2000, by and between Convergent Holding Corporation, Schlumberger Technology
          Corporation, Cinergy Ventures, LLC and certain Management Investors named therein.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2000

                                       SCHLUMBERGER TECHNOLOGY CORP.

                                       By:   /s/ Jean Chevallier
                                       Name: Jean Chevallier
                                       Its:  President



                                       CONVERGENT HOLDING CORPORATION

                                       By:   /s/ Jean Chevallier
                                       Name: Jean Chevallier
                                       Its:  President



                                       CONVERGENT ACQUISITION SUB, INC.

                                       By:   /s/ Jean Chevallier
                                       Name: Jean Chevallier
                                       Its:  President

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            STC, PARENT AND PURCHASER

     The following table sets forth the name, business address and principal occupation or employment of each director and executive officer of Schlumberger Technology Corp., a Texas corporation. Except as indicated below, the business address of each of the following is Schlumberger Technology Corp., 277 Park Avenue, New York, New York 10172-0266.

Name                                   Title
----                                   -----
Arthur Lindenauer                      Director and Chairman
David S. Browning                      Director, Vice President, Secretary and General Counsel
Wayne Richards                         Director and Vice President
Ronald E. Reno                         Treasurer
Frank Sorgle                           Controller
Peter Goode                            Vice President
Luis Mesa                              Vice President
Pascal Panetta                         Vice President
Leonard Fuld                           Vice President, Taxes
Meyer Bengio                           Vice President and General Manager Austin Technology Center
Philippe Lacour-Gayet                  Vice President and General Manager, SL Doll Res. Ctr.
David Malone                           Vice President, Schlumberger Reservoir Completion Center
Tom Zimmerman                          Vice President, Schlumberger Reservoir Completion Center
Brian Clark                            Vice President, Sugar Land Product Center
Thomas E. Mays                         Assistant Treasurer
Richard Cottarel                       Assistant Controller
Kevin Ward                             Assistant Controller
Dean A. Ferris                         Assistant Secretary
Dale V. Gaudier                        Assistant Secretary
Arlene Powis                           Assistant Secretary
Lias J. Steen                          Assistant Secretary
Gary M. Wilson                         Assistant Secretary

     The following table sets forth the name, business address and principal occupation or employment of the sole director and sole executive officer of each of Parent and Purchaser. Except as indicated below, the business address of the following is c/o Schlumberger Technology Corp., 277 Park Avenue, New York, New York 10172-0266.

Name                                   Title
----                                   -----
Jean Chevallier                        Sole Director, President
Roland Ewubare                         Secretary